UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Proxy Materials for Annual General Meeting

Annexed hereto and incorporated by reference herein are copies of the following documents that are being distributed by the board of directors of Freightos Limited (“Freightos”) to Freightos’ shareholders in connection with Freightos’ 2024 Annual General Meeting (the “Annual Meeting”), which is scheduled to be held at 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Monday, December 16, 2024 at Freightos’ office located at Technology Park Building 2, 1 Derech Agudat Sport HaPo’el, Jerusalem, Israel 9695102

(i)	Notice and Proxy Statement, each dated November 7, 2024, describing the proposals to be presented at, and logistical information related to, the Annual Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by Freightos’ shareholders for voting on the proposals to be presented at the Annual Meeting (Exhibit 99.2).

Exhibits

Exhibit No.	Title of Exhibit
99.1	Notice of, and Proxy Statement for, 2024 Annual General Meeting of Freightos Limited, each dated November 7, 2024
99.2	Proxy Card for use in connection with the 2024 Annual General Meeting of Freightos Limited

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1 and 99.2 hereto, are incorporated by reference are hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: November 7, 2024
/s/ Michael Oberlander
Name: Michael Oberlander
Title: General Counsel